[STERLING BANK LETTERHEAD]

August 11, 2006

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attn: William Friar
RE:	Sterling Banks, Inc. Registration Statement on Form S-4 (File No. 333-133649)

Dear Mr. Friar:

In connection with its Registration Statement on Form S-4, Sterling Banks, Inc. hereby states the following:

(i)  Sterling Banks, Inc. acknowledges that in connection with the comments made by the Staff of the Commission on the Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

(ii)  Sterling Banks, Inc. acknowledges that it has full responsibility for adequate and accurate disclosure in the Registration Statement; and

(iii)  Sterling Banks, Inc. represents that it will not assert as a defense in an action by the Commission or any other party the fact that the Commission provided comments upon the contents of the Registration Statement.

Sincerely,

/s/ Robert H. King

Robert H. King
President and Chief Executive Officer